UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For December 21, 2023

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, December 21, 2023.

DAL N° 1286/23

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Open Electronic Market)

Re: Material Fact. Regular Transactions with Related Parties. Section 72 Act no. 26,831.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs” or the “Company”), in order to report that in its meeting held today, the Board of Directors approved (i) the gas reference prices for SPOT purchases for Plant Thermal Reduction with Related Parties for the 2024 summer and winter periods  (the “Reference Prices”) and (ii) the extension of the “Policy for LPG and Natural Gasoline/Raw Gasoline sale and resale operations” (the “Policy”), valid from January 1, 2024 until December 31, 2024.

Prior to approval of the Reference Prices and the Policy, tgs Audit Committee was asked to issue two reports in compliance with section 72 subparagraph b) and section 73 of Capital Markets Act no. 26,831 and section 18 subparagraph f), Section V, Chapter III, Title II of the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores).

On December 21, 2023, the Audit Committee concluded and informed the Board of Directors that the transactions with Related Parties carried out pursuant to and under the terms of the Reference Prices and the Policy can be deemed to be reasonably entered into on an arm’s length basis.

The Audit Committee’s report is available for consultation by accredited shareholders if so desired, upon request via email at: direcciondelegales@tgs.com.ar.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: December 21, 2023.